UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Certifying Accountant

On October 9, 2025, the audit committee (the “Audit Committee”) of the board of directors of Skycorp Solar Group Limited (the “Company”), dismissed Pan-China Singapore PAC (“Pan-China Singapore”) as its independent registered public accounting firm. Pan-China Singapore’s report on the financial statements for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended September 30, 2024 and 2023 and through the subsequent period up to and including the date of Pan-China Singapore’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Pan-China Singapore on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Pan-China Singapore, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended September 30, 2024 and 2023 or in the subsequent period up to and including the date of Pan-China Singapore’s dismissal.

The Company has provided a copy of the foregoing disclosures to Pan-China Singapore and requested that Pan-China Singapore furnish it with a letter addressed to the SEC stating whether Pan-China Singapore agrees with the above statements. A copy of Pan-China Singapore’s letter, dated October 14, 2025, is filed as Exhibit 16.1 to this Form 6-K.

On October 9, 2025, the Audit Committee approved the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Enrome, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Pan-China Singapore PAC, dated October 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: October 14, 2025	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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